Zimmer Holdings, Inc. 345 East Main Street Warsaw, IN 46580 574.267.6131 www.zimmer.com
June 7, 2010
VIA EDGAR
Tim Buchmiller
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549
Re:	Zimmer Holdings, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed February 25, 2010 File No. 1-16407
Dear Mr. Buchmiller:
     This letter responds to your letter dated May 24, 2010, with respect to the filing noted above. For the sake of convenience, we have reproduced each comment below with our response following each such comment.
1.	Comment: In connection with our review of your Part III information, we note your references to “diversity” at the bottom of page 7 and the top of page 8 of your proxy statement as a factor in considering candidates for the board. In your future proxy statements, as applicable, please describe how this policy of diversity is implemented, as well as how the corporate governance committee assesses the effectiveness of its policy. See Item 407(c)(2)(vi) of Regulation S-K.

Response: In future filings of proxy statements for annual meetings of stockholders, the company will make it clear that the Corporate Governance Committee does not have a policy with regard to the consideration of diversity in identifying director candidates, but that the committee generally considers the diversity of backgrounds, viewpoints and experiences, as well as other various factors relevant to any particular candidate and the needs of the Board as a whole, in identifying candidates for director.

2.	Comment: In connection with our review of your Part III information, it does not appear that you included any disclosure in your proxy statement in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that such disclosure was not necessary and describe the process you undertook to reach that conclusion.

Response: The proxy statement for the company’s 2010 annual meeting of stockholders did in fact include an explanation of a risk assessment of its executive compensation

June 7, 2010
program which is relevant to your comment. Specifically, the following disclosure appears in the Compensation Discussion and Analysis section on page 24:
“Executive Compensation Risk Assessment
     At the committee’s request, in the fall of 2009 Towers Watson assessed our executive compensation program and its relationship to organizational risk from two perspectives — a qualitative view focused on various design features/characteristics of our executive compensation program, and a quantitative view using the results of the firm’s research and its PayRiskScore measurement tool to identify certain elements of CEO compensation design that strengthen or weaken the alignment between realizable pay levels and organizational risk. The firm’s assessment was intended to serve as a diagnostic tool for assessing executive compensation risk; it focused on our senior executive compensation practices and did not examine compensation at other levels or divisions of the organization. However, the components of our senior executive compensation program are part of our global compensation structure, and the majority of the compensation policies or practices that apply to other levels of our employees or to any of our subsidiaries or divisions are included in our senior executive compensation program.
     The qualitative analysis revealed that our executive compensation practices did not have any design features that would promote excessive or undue risk-taking on the part of our executives. Further, the quantitative assessment indicated that our executive compensation program has very limited risk aggravators and numerous risk mitigators and that our PayRiskScore was within an acceptable range and well above general industry and healthcare industry averages.”
Based on the foregoing, the company concluded that any risks arising from its compensation policies and practices were not likely to have a material adverse effect on it. Accordingly, the company believes it was not required to provide the additional narrative disclosure required by Item 402(s) of Regulation S-K.
     As requested in your letter, the undersigned, on behalf of the company, acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

June 7, 2010
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If I can be of assistance in answering any additional questions in connection with this response, please call me at (574) 371-8505 or in my absence, Heather J. Kidwell at (574) 371-8307.

Very truly yours,
/s/ Chad F. Phipps
Chad F. Phipps
Senior Vice President, General Counsel and Secretary